SECURITIE 03011504 MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44765

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BNP Paribas Brokerage Services, Inc.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Croton Road
(No. and Street)

King of Prussia (City) Pennsylvania (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Pirner (610) 491-1400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) NY (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

MAIL RECEIVED FEB 2 8 2003 WASH. D.C. 155 PROCESSING SECTION

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

OATH OR AFFIRMATION

I, **John W. Pirner**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BNP Paribas Brokerage Services, Inc.**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Notarial Seal
Melissa S. Knox, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires Jan. 12, 2004
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

**Report of Independent Accountants on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16**

To the Board of Directors
and Stockholder of
BNP Paribas Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of BNP Paribas Brokerage Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

(1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
(2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
(3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
(4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
(5) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;
(6) making the daily computations of the segregation requirements of Section 4d(2) of the Commodities Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
(7) making the daily computations of foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable,

but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2003

BNP Paribas Brokerage Services, Inc.

(A wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
BNP Paribas Brokerage Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Brokerage Services, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2003

BNP Paribas Brokerage Services, Inc.
(A wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 5,095,480
Short-term investments	206,727,323
Cash and securities segregated under federal and other regulations	14,210,149
Marketable securities owned	1,268,716,341
Receivable from customers	54,132,362
Receivable from brokers, dealers and clearing organizations	30,756,420
Securities borrowed	495,702,705
Receivable from affiliates	293,821,172
Exchange memberships	4,911,500
Furniture, fixtures and leasehold improvements at cost (less accumulated depreciation and amortization of $1,973,405)	1,025,441
Federal/state income tax receivable, including deferred taxes of $641,000	1,086,878
Other assets	4,752,227
Total assets	$ 2,380,937,998
Liabilities and stockholder's equity	
Liabilities	
Securities loaned	$ 62,857,725
Payable to customers	120,346,924
Payable to brokers, dealers and clearing organizations	2,642,244
Payable to affiliates	2,116,468,697
Accrued expenses and other liabilities	11,845,645
	2,314,161,235
Subordinated borrowings	35,000,000
Stockholder's equity	
Common stock - $1 par value, 5,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	18,995,000
Retained earnings	12,776,763
Total stockholder's equity	31,776,763
Total liabilities and stockholder's equity	$ 2,380,937,998

The accompanying notes are an integral part of this financial statement.

1. Organization

BNP Paribas Brokerage Services, Inc. (the "Company") is a wholly owned subsidiary of BNP PARIBAS ("BNP" or "the Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). In addition, the Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the New York Stock Exchange, Inc. ("NYSE"), the American Stock Exchange ("AMEX"), the Chicago Mercantile Exchange ("CME"), the Chicago Board Options Exchange ("CBOE") and the Chicago Board of Trade ("CBOT"). The Company clears and executes securities and commodities transactions on the NYSE, AMEX, CME, CBOE and the CBOT, primarily for affiliated companies.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies.

Exchange memberships
Exchange memberships are recorded at cost, less any writedowns for other than temporary impairments.

Cash and cash equivalents
The Company's cash is with banks.

Resale agreements
Securities purchased under agreement to resell ("resale agreements") are treated as collateralized financing transactions and are carried at the amounts at which the securities were initially acquired. Interest income is accrued ratably over the life of each agreement. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities, which are U.S. Government and agency securities, as compared to the related receivable plus accrued interest and, as necessary, requests additional collateral. At December 31, 2002, there were no resale agreements outstanding.

Depreciation and amortization
Depreciation on furniture and fixtures is provided on a straight line basis over periods ranging from three to five years. Amortization of leasehold improvements is provided on a straight line basis over the lesser of the estimated useful life of the improvement or remaining term of the lease.

Securities borrowing and lending activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded, as necessary. Substantially all of the Company's securities borrowed and securities loaned transactions are with an affiliated firm.

Securities received from customers and affiliates

Securities received from customers and affiliates in lieu of cash margin are not reflected on the Statement of Financial Condition.

3. Related Parties

The Company transacts its securities and commodities business primarily with the Parent and its affiliates. A summary of significant transactions follows:

(a) At December 31, 2002 the Company had a $300 million line of credit facility from the Parent. Borrowings under the line of credit bear a variable rate of interest ranging from 1/16% to 1/2% over the Parent's effective borrowing rate with the Federal Reserve Bank. Maximum borrowing under this and preceding credit facilities during the year was approximately $58 million.

(b) Receivable from affiliates consists primarily of trade-related balances from an affiliate.

(c) Payable to affiliates consists of equity balances in the trading accounts of affiliates in the amount of $2,112,658,281 and certain nontrading-related payables.

4. Fair Value of Financial Instruments

SFAS No. 107 entitled, "Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes transactions on behalf of affiliates and its customers. If the transactions do not settle because of failure to perform by either the affiliates or the counterparties, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security or commodity is different from the contract amount of the transaction. The Company does not expect nonperformance by affiliates or counterparties.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

6. Collateral Arrangements

At December 31, 2002, the approximate market value of collateral received in securities borrowed transactions that can be sold or repledged by the Company was $476 million. In addition, securities in customer and affiliate accounts with a fair value of approximately $4.5 billion can be sold or repledged by the Company. At December 31, 2002, the approximate market value of collateral received that was sold or repledged by the Company was $60 million of securities loaned and $476 million to effect deliveries at clearing corporations.

The Company has pledged $513 million of short term investments and marketable securities which may not by custom or contract be sold or repledged by the secured counterparty. Short-term investments consist of U.S. Treasury obligations with maturities of less than ninety days. Such U.S. Treasury obligations are marked-to-market based on the closing bid price and are pledged for margin purposes to various clearing organizations.

7. Income Taxes

At December 31, 2002, the Company has recorded a deferred tax asset of $641,000 due primarily to temporary tax and accounting differences resulting from writedown of exchange memberships. As of December 31, 2002, the Company had no valuation allowance, for it is believed that the deferred tax asset will be realized in future years.

8. Employee Benefit Plans

The Company's employees participates in various plans sponsored by the Parent.

The Parent maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions.

Noncontributory defined benefit pension plans cover most regular employees of the Company. There is no separate plan solely for the employees of the Company and pension expense is determined by an intercompany charge from the Parent.

9. Subordinated Borrowings

The Company has two subordinated loan agreements totaling $35,000,000 with affiliates. The borrowing for $25,000,000 bears interest at the three month London Interbank Offered Rate plus one half of one percent and matures on March 31, 2003. The borrowing for $10,000,000 bears interest at the three month London Interbank Offered Rate plus one half of one percent and matures on June 30, 2005. The subordinated loans have been approved by the NYSE and CME and are available in computing the Company's net capital under SEC Rule 15c3-1 and CFTC Regulation 1.17. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 4% of the funds required to be segregated in accordance with Section 4d(2) of the Commodity Exchange Act or $250,000, whichever is greater. The Company is required to maintain net capital in accordance with Rule 15c3-1 or CFTC Regulation 1.17, whichever is greater. At December 31, 2002, the higher net capital requirement was CFTC Regulation 1.17. At December 31, 2002, the Company had net capital of $14,210,973 which was $10,090,272 in excess of required net capital.

As of December 31, 2002, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve requirement and amounts held on deposit in the Reserve Bank account were $0 and $3,816,123, respectively.

11. Cash and Securities Segregated under Federal and Other Regulations

A U.S. Treasury Note purchased under agreement to resell with a contract value of $10,511,949 is segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. A U.S. Treasury Note purchased under agreement to resell with a contract value of $3,687,999 is segregated in a special reserve account in accordance with the PAIB reserve requirement as described in Note 10.

Cash of $10,000 and marketable securities owned with a market value of $107,415,366 have been segregated under the Commodities Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.